Room 4561

September 26, 2006

Mr. Reed Fisher
President and Secretary
Cirracor, Inc.
500 Newport Center Drive, Suite 800
Newport Beach, California 92660

Re: Cirracor, Inc.
        Preliminary Proxy Statement on Schedule 14A filed September 11, 2006
        File No. 0-50282

Dear Mr. Fisher:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your Form 8-K filed May 24, 2006. Please be advised that it appears that the Form 8-K filing should also have been made pursuant to Item 5.01(b) of Form 8-K. Please confirm your understanding of the foregoing or advise us otherwise.

Letter and Notice to Stockholders

2.   With respect to your third proposal, please briefly and concisely elaborate on the changes that are being effectuated by your prospective restated charter for which stockholder approval is being sought. We note your later disclosure regarding the name change and increase in authorized capital.

Summary, page 7

3.   We note your disclosure regarding the completion of a private placement by Panda Ethanol for $90 million in June 2006. Please advise us of the exemption from the registration requirements of the federal securities laws relied upon for the private placement and the factual basis for such reliance.

4.   We note your disclosure on pages 9 and 40 that Cirracor's executive officers and directors have no independent interests in the merger. We further note that Reed Fisher, your sole executive officer and director, has no share holdings in Cirracor per your disclosure on page 98, but has provided office space which is recorded as capital contribution per your disclosure on page 99. Please confirm whether Mr. Fisher has any interests in the transaction with Panda Ethanol such as repayment of such capital contribution or any other consideration to be paid to him for his efforts in the transaction.

5.   Please provide disclosure regarding any necessary regulatory approvals for the transaction pursuant to Item 14(b)(5) of Schedule 14A.

6.   Please advise us of the basis for your disclosure on page 11 that you will use reasonable efforts to obtain the release of Charles McBride. Please explain to us why such a release may not be readily forthcoming.

Forward-looking Information, page 14

7.   We note your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act as it relates to forward-looking statements. We remind you that these sections of the Securities Act and Exchange Act are not available to penny stock issuers. Please remove these references.

The Merger

Background of the Merger, page 39

8.   Please revise to expand your discussion to explain the relationship between Panda Ethanol and Cirracor prior to this transaction. In this regard, explain what prompted Grove Street to suggest a merger with Cirracor at its meeting with Panda Energy in early 2006 and describe any preexisting relationship between Grove Street and Cirracor. Did a third party introduce Grove Street and Cirracor? Also, revise to further explain the basis of the sole director's belief that the transaction is fair. For example, discuss how the business, competitive position, strategy and prospects of Panda Ethanol support the recommendation of Cirracor. Further, specifically address why the sole director believes that the transaction is fair from a financial point of view to the security holders of Cirracor.

Material United States Federal Income Tax Consequences of the Merger, page 41

9.   Either delete or provide an analysis supporting your reference to Treasury Department
        Circular 230 on page 44. In your analysis, please address why you believe your
        disclosure constitutes a "covered opinion." First, the disclosure is being made by the
        filing persons, none of whom, presumably, fall within the definition of "tax advisor" for
        purposes of the circular. Second, it appears that 31 CFR Part 10, Section
        10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required
        to be filed with the Commission.

Other Proposals, page 56

10.   Please disclose whether you presently have any plans, proposals or arrangements to issue
        any of the newly available authorized shares as a result of the increase in authorized
        capital and reverse stock split for any purpose, including future acquisitions and/or
        financings. If so, please disclose by including materially complete descriptions of the
        future acquisitions and financing transactions. If not, please state that you have no such
        plans, proposals, or arrangements, written or otherwise, at this time to issue any of the
        newly available authorized shares. We note, in particular, your disclosure on page 85
        regarding your need for additional financing of approximately $515 million.

11.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the
        increase in authorized shares. Please also discuss other anti-takeover mechanisms that
        may be present in your governing documents or otherwise and whether there are any
        plans or proposals to adopt other provisions or enter into other arrangements that may
        have material anti-takeover consequences. Inform holders that management might use
        the additional shares to resist or frustrate a third-party transaction providing an above-
        market premium that is favored by a majority of the independent stockholders.

12.   We note your disclosure regarding payment of cash in lieu of fractional shares upon your
        reverse stock split. Please elaborate on how the values of such fractional shares are to be
        determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Panda Ethanol, page 83

13.   Please elaborate on the allocated basis for your discussion here and the financial
        statements you present for Panda Ethanol. We note that Panda Ethanol was recently
        formed and the financial information has been derived from allocations made with
        respect to the results of Panda Energy, parent of Panda Ethanol. Please also explain that
        such allocations may not necessarily be representative of the actual results of Panda
        Ethanol. It further appears that a risk factor discussion regarding the financial
        information presented for Panda Ethanol is appropriate.

Security Ownership of Certain Beneficial Owners, page 97

14.   Please provide similar disclosure pursuant to Item 403 of Regulation S-B with respect
        beneficial ownership of security holders, executive officers and directors after the
        consummation of the transaction with Panda Ethanol.

                                *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendments and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings includes all information required under the Exchange
Act and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

        ▪   the company is responsible for the adequacy and accuracy of the disclosure in the
            filing;

        ▪   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing; and

        ▪   the company may not assert staff comments as a defense in any proceeding initiated
            by the Commission or any person under the federal securities laws of the United
            States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
       Karen Carter
       M2 Law Professional Corporation
       Telephone: (949) 706-1470
       Facsimile: (949) 706-1475

       Stephen Rizzeri
       Chief Legal Officer and General Counsel
       Panda Energy
       Telephone: (972) 980-7159
       Facsimile: (972) 455-3890